November 8, 2016
Via EDGAR and Federal Express

Ms. Irene Barberena-Meissner
Staff Attorney
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:    Magellan Petroleum Corporation (“Magellan” or the “Company”)
Registration Statement on Form S-4
Filed October 3, 2016
File No. 333-213923

Dear Ms. Barberena-Meissner:
The Company is in receipt of the comment letter dated October 28, 2016 (the “Comment Letter”) from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) in respect of the above-referenced registration statement on Form S-4 (the “Registration Statement”). In connection therewith, the Company has filed via EDGAR an amended registration statement on Form S-4 (the “First Amended Registration Statement”) that incorporates the changes made in response to the Comment Letter, as well as certain other updated information.
The Company submits this letter in response to the Comment Letter. For ease of reference, the text of each of the Staff’s comments is reproduced in bold-face type below, followed by the Company’s responses. For the Staff’s convenience, we have included with this letter a “redlined” copy of the First Amended Registration Statement showing all changes to the filing since the filing of the Registration Statement.
Responses to SEC Comments
Prospectus Cover Page

1.	Please add the legend required by Item 501(b)(7) of Regulation S-K.
Response: The Company has revised the disclosure in response to the Staff’s comment. Please see the cover page to the joint proxy statement/prospectus of the enclosed redlined First Amended Registration Statement.
Risk Factors, page 27

2.
Please expand your risk factor titled “Tellurian Investments will be required to seek additional debt and equity financing in the future to complete the Driftwood LNG Project . . .” to make clear that Tellurian Investments’ business does not have sufficient working capital to sustain

Irene Barberena-Meissner
November 8, 2016

operations for the next 12 months, which raises substantial doubt about its ability to continue as a going concern.
Response: The Company has revised the disclosure in response to the Staff’s comment. Please see page 29 of the enclosed redlined First Amended Registration Statement.
The Merger, page 47
Background of the Merger, page 47

3.
We note that your management and board of directors reviewed and considered various strategic alternatives before it concluded that the merger transaction with Tellurian Investments presented the best long-term solution of the alternatives considered. Please discuss if any alternatives other than sales of significant assets or the sale of the Company as a whole were considered. In this regard, we note disclosure of various alternatives discussed in your Form 10-K for the year ended December 31, 2015, in the section entitled “Strategic Repositioning of the Company” beginning on page 4.

Response: The Company has revised the disclosure in response to the Staff’s comment. Please see pages 49-50 of the enclosed redlined First Amended Registration Statement.

4.
We note your disclosure on page 50 that the parties met on July 26, 2016 to discuss a revised draft of the merger agreement and continued to exchange drafts of the merger agreement until it was executed on August 2, 2016. Please expand your disclosure to provide more details regarding the deliberations and negotiations that took place among the parties.

Response: The Company has revised the disclosure in response to the Staff’s comment. Please see page 53 of the enclosed redlined First Amended Registration Statement.

5.	Please expand your disclosure to explain how the exchange ratio in the merger agreement was determined.
Response: The Company has revised the disclosure in response to the Staff’s comment. Please see page 52 of the enclosed redlined First Amended Registration Statement.
Opinion of Magellan’s Financial Advisor, page 53
Opinion of Petrie Partners Securities, LLC to the Magellan Board of Directors, page 53

6.
We note the disclosure on page 54 that Tellurian Investments paid affiliates of Petrie fees in connection with a private placement. Please revise to quantify the fees paid to Petrie for these services. See Item 1015(b)(4) of Regulation M-A.

Response: The Company has revised the disclosure in response to the Staff’s comment. Please see page 57 of the enclosed redlined First Amended Registration Statement.
Sum-of-the-Parts Analysis of Magellan, page 55

7.	Please expand your disclosure on page 56 to include the values Petrie attributed to your principal assets for purposes of this analysis. As part of this, please also provide:

Irene Barberena-Meissner
November 8, 2016

•
A summary of management’s evaluation of the potential farm-out value of the NT/P82 exploration license and the potential sales value of the contingent Palm Valley bonus, reviewed to determine the value of Magellan’s oil and gas assets in Australia; and

•	The values of the precedent transactions reviewed to determine the value of Magellan’s oil and gas assets in the United Kingdom.
Response: The Company has revised the disclosure in response to the Staff’s comment. Please see pages 58-59 of the enclosed redlined First Amended Registration Statement.
Public Market Premium Analysis of Magellan, page 56

8.
If Petrie excluded or omitted any transaction that met the criteria disclosed and was initially considered among the transactions to be used in this analysis, please disclose this and briefly explain the reasons for the exclusion(s).

Response: The Company has revised the disclosure in response to the Staff’s comment. Please see pages 59-60 of the enclosed redlined First Amended Registration Statement.

9.	Please disclose the premium ranges that were selected and applied to the Company’s closing prices in connection with this analysis.
Response: The Company has revised the disclosure in response to the Staff’s comment. Please see page 60 of the enclosed redlined First Amended Registration Statement.
Going Concern Analysis of Tellurian Investments, page 57

10.	Please revise to provide a more detailed summary of this analysis. In addition, please disclose the financial and operating projections and estimates underlying this analysis.
Response: The Company has revised the disclosure in response to the Staff’s comment. Please see pages 60-61 of the enclosed redlined First Amended Registration Statement.
Interests of Tellurian Investments Directors and Executive Officers in the Merger, page 60
Tellurian Investments Executive Compensation, page 61

11.	Please the file the employment agreements of the individuals who will serve as executive officers of the combined company. Refer to Item 601(b)(10)(ii)(A) of Regulation S-K.
Response: The Company has filed the employment agreements of the individuals who will serve as executive officers of the combined company in response to the Staff’s comment. Please see the exhibit index on the penultimate page of the enclosed redlined First Amended Registration Statement.
The Merger Agreement, page 70
Officers of the Combined Company, page 77

12.
Although you disclose a wide breadth of experience for most of the individuals listed in this section, a number of the biographical sketches are unclear with regard to the most recent five years of business experience, including positions held during that time. In particular, please

Irene Barberena-Meissner
November 8, 2016

revise the sketches for Messrs. Houston, Daniels and Bock to eliminate any gaps or ambiguities regarding their experience during that timeframe. See Item 401(e) of Regulation S-K.
Response: The Company has revised the disclosure in response to the Staff’s comment. Please see pages 82-84 of the enclosed redlined First Amended Registration Statement.
Proposed Directors of the Combined Company, page 78

13.	Please revise the biographical sketches for the proposed directors to briefly discuss why such persons are qualified to be directors. See Item 401(e) of Regulation S-K.
Response: The Company has revised the disclosure in response to the Staff’s comment. Please see pages 82-85 of the enclosed redlined First Amended Registration Statement.
Pro Forma Beneficial Ownership of Magellan upon Completion of the Merger, page 96

14.
We note your disclosure in footnote (4) to the ownership table that voting rights of Souki Family Trust “are controlled by certain beneficiaries of the trust, all of whom are members of the Souki family.” Please revise to disclose the members of the Souki family who exercise sole or shared voting and/or dispositive power with respect to the shares held in the name of the trust. See Item 403 of Regulation S-K and Exchange Act Rule 13d-3.

Response: The Company has revised the disclosure in response to the Staff’s comment. Please see page 105 of the enclosed redlined First Amended Registration Statement.
Where You Can Find More Information, page 105

15.
It appears you are using General Instruction B.1.a. of Form S-4 to incorporate certain information by reference even though you do not meet the $75 million aggregate market value requirement of General Instruction I.B.1. of Form S-3. Please refer to the instructions and item requirements of Form S-4 regarding incorporation of information by reference and revise the filing accordingly to clarify that you will deliver the prospectus together with your latest annual report on Form 10-K.

Response: The Company has revised the disclosure in response to the Staff’s comment. Please see page 118 of the First Amended Registration Statement. The Company supplementally advises the Staff that any disclosures required by Form S-4 that were sought to be incorporated by reference in the Registration Statement and are not included in the latest annual report of Magellan to be delivered with the joint proxy statement/prospectus have been included on pages 107-110 of the enclosed redlined First Amended Registration Statement.
Historical Condensed Financial Statements of Tellurian Investments Inc.
Notes to Financial Statements, page F-6
Note 4. Transactions with Related Parties, page F-12

16.	We note the disclosure on page F-12 regarding certain ongoing agreements pursuant to which Tellurian Investments provides general administrative and management services to certain

Irene Barberena-Meissner
November 8, 2016

related parties. Please explain if the combined company will continue to provide these services, and if so, please file such contracts pursuant to Item 601(b)(10) of Regulation S-K as material contracts given that Tellurian Investments currently has no other revenue streams.
Response: The Company has revised the disclosure in response to the Staff’s comment. Please see page 40 of the enclosed redlined First Amended Registration Statement.
Unaudited Pro Forma Condensed Consolidated Combined Financial Information, page F-40
Notes to the Unaudited Pro Forma Condensed Consolidated Combined Financial Information, page F-49
Pro Forma Adjustments, page F-49

17.	Revise the calculation of estimated fair value of consideration to be transferred in adjustment (j) to use the most recent trading price of Magellan Petroleum Corporation’s common stock.
Response: The Company respectfully requests permission to revise the calculation of estimated fair value of consideration to be transferred in adjustment (j) in a subsequent amendment to the Registration Statement. The Company agrees to revise the disclosure before the Company requests acceleration of effectiveness of the Registration Statement, as amended.

18.
In the reconciliation of the combined company’s common stock outstanding following the merger on page F-52, the number of Magellan Petroleum common shares outstanding as of June 30, 2016 is presented as 5,880,000 shares. However, according to Magellan Petroleum’s financial statements as filed on Form 10-K as of June 30, 2016, 6,972,023 common shares were issued and outstanding. Revise your calculation or reconcile the difference in shares outstanding.

Response: The Company has revised the disclosure in response to the Staff’s comment. Please see page F-52 of the enclosed redlined First Amended Registration Statement.
Except as set forth in our response to Comment 17, we have endeavored to provide you with everything requested. Should you find that we have omitted information or should you have additional questions or comments, please contact the undersigned at (720) 484-2400.
Sincerely,

/s/ Antoine J. Lafargue
Antoine J. Lafargue
President and Chief Executive Officer

cc:    John Elofson, Davis Graham & Stubbs LLP

Enclosure